

Mail Stop 3030

August 4, 2017

<u>Via E-mail</u>
Peter Altman
Chief Executive Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, California 94070

> **Re: BioCardia, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed July 20, 2017**
> **File No. 333-218124**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed July 20, 2017**
> **File No. 000-21419**

Dear Dr. Altman:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our July 13, 2017 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016

Security Ownership, page 36

1.   From your response to prior comment 8, it appears that your beneficial ownership table does not include all named executive officers. Tell us the number of securities beneficially owned by each named executive officer not included in this table.

Exhibit 10.8

2.   We note your response to prior comment 10. Tell us which exhibit sets forth the adjustment provisions mentioned in section 3 of exhibit 10.8.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Michael J. Danaher